                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                        Blonder Tongue Laboratories, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   093698 10 8
                                 (CUSIP Number)

                                November 14, 2006
             (Date of Event Which Required Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP NO. - 093698 10 8

1        NAME OF REPORTING PERSON

                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  James H. Williams

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      /_/
         (b)      /_/
         N/A

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5        SOLE VOTING POWER

          232,500 shares of Common Stock (includes 52,173 shares of Common Stock which are subject to an option granted by James H. Williams to another person)

6        SHARED VOTING POWER

                  N/A

7        SOLE DISPOSITIVE POWER

          232,500 shares of Common Stock (includes 52,173 shares of Common Stock which are subject to an option granted by James H. Williams to another person)

8        SHARED DISPOSITIVE POWER

                  N/A

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          232,500 shares of Common Stock (includes 52,173 shares of Common Stock which are subject to an option granted by James H. Williams to another person)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

         N/A

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  3.74%

12       TYPE OF REPORTING PERSON
                  IN

                                       2

Item 1.
                  (a) Name of Issuer:  Blonder Tongue Laboratories, Inc.

                  (b) Address of Issuer's Principal Executive Office:
                  One Jake Brown Road, Old Bridge, New Jersey 08857.

Item 2.
                  (a) Name of Person Filing:  James H. Williams

                  (b)  Address  of  Principal  Business  Office  or,  if none,
                  Residence:  c/o Blonder Tongue Laboratories,  Inc., One Jake
                  Brown Road, Old Bridge, New Jersey 08857.

                  (c) Citizenship:  United States of America

                  (d) Title of Class of Securities:  Common Stock

                  (e) CUSIP number: 093698 10 8

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer  registered under section 15 of the
                  Act (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6)of the Act (15 U.S.C.
                  78c).

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the
                  Act (15 U.S.C. 78c).

                  (d) [ ] Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) [ ] An investment adviser in accordance withss.240.13d-
                  1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J);

Item 4.  Ownership

                  See item nos. 5 through 11 on the second part of the cover sheet.

                                       3

Item 5.  Ownership of Five Percent or Less of a Class. If this statement is being filed to report  the fact that as of the date  hereof the  reporting  person has ceased  to be the  beneficial  owner  of more  than 5  percent  of the  class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
Security  Being Reported on By the Parent Holding Company

                  N/A

Item 8.  Identification and Classification of Members of the Group

                  N/A

Item 9.  Notice of Dissolution of Group

                  N/A

Item 10. Certification

                  N/A

                                       4

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                          November 21, 2006
                                                Date

                                      /s/ James H. Williams
                                              Signature

                                          James H. Williams
                                                  Name

                                       5